UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-39805

Qilian International Holding Group Limited

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000

People’s Republic of China

+86-0937-2689523

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - Qilian International Holding Group Limited Reports Financial Results for the First Six Months of Fiscal Year 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qilian International Holding Group Limited

Date: September 30, 2022	By:	/s/ Zhanchang Xin
	Name:	Zhanchang Xin
	Title:	Chief Executive Officer